FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* SOPP, MARK W.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION (TTN)

6.  Relationship of Reporting Person(s) to Issuer
      (Check all applicable)

      _    _   Director                    _____  10% Owner
      _X_    Officer                      _____  Other
                (give title below)               (specify below)

      Senior Vice President, Chief Financial Officer &
      Treasurer

(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year SEPTEMBER 25, 2002
(Street) SAN DIEGO, CA 92121
5.  If Amendment, Date of Original
     (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK								2,659	D(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/ Day/Year)	7. Title and Amount of Under- lying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amt. or # of Shares

Employee Stock Options
  (right to buy)
$1.590	9/25/02

A

37,669
(2)

3/18/09
Common Stock	37,669

Employee Stock Options
  (right to buy)
$1.590	9/25/02

A

12,556
(3)

7/20/09
Common Stock	12,556

Employee Stock Options
  (right to buy)
$1.590	9/25/02

A

12,556	(4)	2/17/10	Common Stock	12,556
170,381(5)
D

Explanation of Responses:
(1)  Amount carried forward from Form 5 previously filed by the reporting person for December 2001.
(2)  These options were granted to the reporting person on March 19, 1999 under the Titan Systems Corporation Stock Option Plan.  The options vest as to one-fourth of the total option amount on the first anniversary of the date of grant and thereafter as to one forty-eighth (1/48th) of the total grant amount per month on the first day of each month until fully vested on March 1, 2003.  On September 25, 2002, Titan Systems Corporation merged with and into the issuer with the issuer assuming all Titan Systems Corporation option grants with the underlying securities being that of the issuer.
(3)  These options were granted to the reporting person on July 21, 1999 under the Titan Systems Corporation Stock Option Plan.  The options vest as to one-fourth of the total option amount on the first anniversary of the date of grant and thereafter as to one forty-eighth (1/48th) of the total grant amount per month as of the first day of each month until fully vested on July 1, 2003.  On September 25, 2002, Titan Systems Corporation merged with and into the issuer with the issuer assuming all Titan Systems Corporation option grants with the underlying securities being that of the issuer.
(4)  These options were granted to the reporting person on February 18, 2000 under the Titan Systems Corporation Stock Option Plan.  The options vest as to one forty-eighth (1/48th) of the total grant amount beginning on the first day of the month following the date of grant and then thereafter as to one forty-eighth (1/48th) per month until fully vested on February 1, 2004.  On September 25, 2002, Titan Systems Corporation merged with and into the issuer with the issuer assuming all Titan Systems Corporation option grants with the underlying securities being that of the issuer.
(5)  Reflects adjustment to stock options as a result of issuer’s spin-off of SureBeam Corporation on August 5, 2002.

/s/ Mark W. Sopp **Signature of Reporting Person	September 25, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.